UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
MicroMGx, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    July 20, 2015

Physical address of issuer
2127 Harrison St., Evanston, Illinois, 60201

Website of issuer
https://www.micromgx.com

Current number of employees
2

Filer EDGAR CIK
0001941410

Filer EDGAR CCC
h9@kO$3H

Submission Contact Person Information

> *Name*
> Jack Kloeber
>
> *Phone Number*
> (215) 805-0783
>
> *Email Address*
> j-kloeber@micromgx.com
>
> *Notification Email Address*
> j-kloeber@micromgx.com

Signatories

> *Name*
> Jack Kloeber
>
> *Signature*
>
>
> *Title*
> CEO
>
> *Email*
> j-kloeber@micromgx.com
>
> *Date*
> April 30, 2026